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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*



                       STARTECH ENVIRONMENTAL CORPORATION
                       -----------------------------------
                                (NAME OF ISSUER)

                           Common Stock, no par value
                          ---------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    855906103
                                   ----------
                                 (CUSIP NUMBER)


                           Arthur J. Steinberg, Esq.,
             not individually but solely in his capacity as Receiver
            of Northshore Asset Management, LLC and Related Entities,
                              c/o Kaye Scholer LLP
                                 425 Park Avenue
                               New York, NY 10022
                                 (212) 836-8564
                -------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                January 31, 2006
              -----------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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CUSIP NO. 855906103            SCHEDULE 13D                    PAGE 2 OF 9 PAGES


1 NAMES OF REPORTING PERSONS: Northshore Asset Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a)  [ ]
                                                                        (b)  [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS *
        OO - Investment Funds

5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                [X]

6       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware


    NUMBER OF SHARES      7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY         0
 EACH REPORTING PERSON
          WITH

                          8    SHARED VOTING POWER
                               3,939,135 (1)

                          9    SOLE DISPOSITIVE POWER
                               0

                          10   SHARED DISPOSITIVE POWER
                               3,939,135 (1)

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             3,939,135

12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                                     [ ]


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            17.0%

14      TYPE OF REPORTING PERSON *
                                            OO (Limited Liability Company)

(1)   See Item 5 herein.

                               * SEE INSTRUCTIONS

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CUSIP NO. 855906103            SCHEDULE 13D                    PAGE 3 OF 9 PAGES


1       NAMES OF REPORTING PERSONS:  Astor Fund, LLC
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a)  [ ]
                                                                        (b)  [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS *
        OO

5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware


    NUMBER OF SHARES      7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY         0
 EACH REPORTING PERSON
          WITH

                          8    SHARED VOTING POWER
                               3,558,347 (2)

                          9    SOLE DISPOSITIVE POWER
                               0

                          10   SHARED DISPOSITIVE POWER
                               3,558,347 (2)

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                3,558,347

12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                                     [ ]


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                15.4%

14      TYPE OF REPORTING PERSON *
                                                  OO (Limited Liability Company)

(2)   See Item 5 herein.

                               * SEE INSTRUCTIONS

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CUSIP NO. 855906103            SCHEDULE 13D                    PAGE 4 OF 9 PAGES


1       NAMES OF REPORTING PERSONS: Arthur J. Steinberg, not individually but solely in his capacity as Receiver of
                                    Northshore Asset Management,
                                    LLC and Related Entities
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a)  [X]
                                                                        (b)  [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS *
        OO

5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.A.


    NUMBER OF SHARES      7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY         0
 EACH REPORTING PERSON
          WITH

                          8    SHARED VOTING POWER
                               3,939,135 (3)

                          9    SOLE DISPOSITIVE POWER
                               0

                          10   SHARED DISPOSITIVE POWER
                               4,939,135 (3)

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                4,939,135

12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                                     [ ]


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                21.3%

14      TYPE OF REPORTING PERSON *
                                                OO (Receiver)

(3)   See Item 5 herein.

                               * SEE INSTRUCTIONS

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CUSIP NO. 855906103                    SCHEDULE 13D            PAGE 5 OF 9 PAGES


1       NAMES OF REPORTING PERSONS: Connecticut Banking Commissioner John P.
                                    Burke, not individually but solely in his capacity as Receiver of Circle Trust Company

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a)  [X]
                                                                        (b)  [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS *
        OO

5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.A.


    NUMBER OF SHARES      7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY         1,000,000 (4)
 EACH REPORTING PERSON
          WITH

                          8    SHARED VOTING POWER
                               0

                          9    SOLE DISPOSITIVE POWER
                               0

                          10   SHARED DISPOSITIVE POWER
                               4,806,391 (4)

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                  4,806,391

12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                                     [ ]


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                  20.8%

14      TYPE OF REPORTING PERSON *
                                                  OO (Receiver)

(4)      See Item 5 herein.

                               * SEE INSTRUCTIONS

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ITEM 1. SECURITY AND ISSUER

      This Amendment No. 6 to Schedule 13D relates to shares of common stock, no par value (the "Common Stock"), of Startech Environmental Corporation, a Colorado corporation (the "Issuer"). This Amendment No. 6 amends the initial statement on Schedule 13D, filed with the Securities and Exchange Commission (the "Commission") on July 28, 2003, as previously amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 filed with the Commission on July 28, 2004, September 8, 2004, April 8, 2005, October 5, 2005 and January 5, 2006, respectively (the Schedule 13D as previously amended is herein referred to as the "Schedule 13D"). The address of the principal executive offices of the Issuer is 15 Old Danbury Road, Suite 203, Wilton, CT, 06897. On February 16, 2005, Mr. Arthur J. Steinberg was appointed temporary receiver of Northshore Asset Management, LLC ("Northshore"), Saldutti Capital Management, L.P. ("SCM"), Ardent Research Partners, L.P. ("Ardent Domestic") and Ardent Research Partners, Ltd. ("Ardent Offshore") pursuant to an order of the United States District Court for the Southern District of New York (the "District Court"), dated February 16, 2005, in connection with the Commission v. Northshore, SCM, Ardent Domestic, Ardent Offshore, Kevin Kelley, Robert Wildeman, and Glenn Sherman (the "Order"). Pursuant to an oral order entered on February 25, 2005, the District Court named Mr. Arthur J. Steinberg the permanent receiver (the "Northshore Receiver"). Pursuant to a written order entered on September 9, 2005, the District Court converted the temporary restraining order in the Order into a preliminary injunction. The Northshore Receiver has filed the Schedule 13D and this Amendment No. 6 solely in his capacity as Receiver of Northshore and related entities and not in his individual capacity.

      The information contained in Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 6 to the Schedule 13D regarding the shares of Common Stock beneficially owned by the Northshore Receiver, Astor Fund, LLC ("Astor") and Northshore and related entities is primarily based upon a review of certain brokerage account statements and account information delivered prior to the date hereof to the Northshore Receiver by certain brokers for Northshore and related entities.

      The Northshore Receiver and the Connecticut Banking Commissioner John P. Burke, not individually but solely in his capacity as Receiver of Circle Trust Company (the "Circle Receiver"), expressly disclaim knowledge as to the completeness and the accuracy of the information contained in Amendment No 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 to the Schedule 13D. The filing of Amendment No 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 to the Schedule 13D (or any amendment hereto) shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by the Schedule 13D, as amended. The Circle Receiver specifically disclaims any knowledge as to matters not specifically pertaining to the Circle Receiver contained herein. "Reporting Persons" means, as of the date of this Amendment No. 6, the Northshore Receiver, the Circle Receiver, Northshore and Astor. The Northshore Receiver is in the process of confirming and verifying the facts and circumstances stated in the
Schedule 13D and this Amendment No. 6, and therefore, all statements made herein are made based upon the

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Northshore Receiver's current information and belief and subject to confirmation, correction, change and future amendment.

ITEM 4. PURPOSE OF TRANSACTION

      Item 4 of the Schedule 13D is amended by adding the following to the end thereof:

            "Effective as of January 31, 2006, the Northshore Receiver and the Circle Receiver entered into Amendment No. 1 to the Co-Sale Agreement pursuant to which they extended the term of the Co-Sale Agreement. A copy of Amendment No. 1 to the Co-Sale Agreement is attached to this Schedule 13D as Exhibit 2 and is incorporated herein in its entirety by this reference."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Item 6 of the Schedule 13D is amended by adding the following to the end thereof:

      "See Item 4."

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Item 7 of the Schedule 13D is amended by adding the following to the end thereof:

            "The following additional documents are filed as exhibits to this
      Schedule 13D:

            1.    Joint Filing Agreement

            2.    Amendment No. 1 to Co-Sale Agreement dated as of January 31,
                  2006"

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2006

                        /s/ Arthur J. Steinberg
                        -----------------------------------------------------
                        ARTHUR J. STEINBERG, not individually
                        but solely in his capacity as Receiver of
                        Northshore Asset Management, LLC and
                        related entities


                        ARTHUR J. STEINBERG, as Receiver of
                        Northshore Asset Management, LLC, and
                        such of its affiliates and subsidiaries
                        to the extent contemplated by the Court
                        orders entered in the case pending
                        in the United States District Court for the Southern District of New York



                        By: /s/ Arthur J. Steinberg
                            -----------------------
                            Name: Arthur J. Steinberg
                            Title: Receiver



                         /s/ John P. Burke
                        ------------------------------------------------------
                        CONNECTICUT BANKING
                        COMMISSIONER JOHN P. BURKE, not
                        individually but solely in his capacity
                        as Receiver of Circle Trust Company

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Exhibits

      1.    Joint Filing Agreement

      2.    Amendment No. 1 to Co-Sale Agreement dated as of January 31, 2006


                                  Page 9 of 9